Electric

January 4th, 2007

RECEIVED
2007 JAN -5 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020103

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:

- Schneider Electric & American Power Conversion announce expiration of Hart-Scott-Rodino waiting period for proposal merger (Annex 1),
- Schneider Electric plans to enter in a new China partnership in low voltage products (Annex 2).

Miscellaneous

- Letter to shareholders (issue # 28) (Annex 3).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Schneider Electric

APC Legendary Reliability®

RECEIVED
2007 JAN -5 A 9:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release

Schneider Electric & American Power Conversion announce expiration of Hart-Scott-Rodino waiting period for proposed merger

Rueil Malmaison, France and West Kingston, R.I., December 12, 2006

Schneider Electric and American Power Conversion (Nasdaq: APCC) (APC) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Schneider Electric's proposed merger of APC. As a result, no further anti-trust regulatory review of the merger will be necessary in the United States.

As previously announced on October 30, 2006, Schneider Electric and APC entered into an agreement and plan of merger, which provides, among other things, for each share of APC common stock to be converted to the right to receive $31.00 in cash. The transaction, which is expected to close in the first quarter of 2007, is subject to customary conditions including the approval by APC's shareholders. A special shareholders' meeting has been scheduled for January 16, 2007 to vote on the proposed merger.

Additionally, Schneider Electric and APC have filed the necessary documents with the European Commission to commence the anti-trust regulatory review process in the European Union.

Safe Harbor Provision

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. All statements in this press release that do not describe historical facts, such as statements concerning APC's future plans or prospects are forward-looking statements. All forward-looking statements are not guarantees and are subject to risks and uncertainties that could cause actual results to differ from those projected. While not exhaustive, the factors that could cause actual results to differ include the following: the ability of APC and Schneider Electric to gain regulatory and shareholder approval for the proposed merger; successful completion of the transaction within the expected timeframe; and the risks described from time to time in APC's filings with the Securities and Exchange Commission. APC and Schneider Electric disclaim any obligation to update or revise statements contained in this news release based on new information or otherwise.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine
Tel: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel: +33 (0)1 40 70 11 89

Contact APC:
Investor Relations
Debbie Hancock
Tel: +(1) 401 789 5735, ext. 2994
Media
Chet Lasell
Tel: +(1) 401 789 5735, ext. 2693

Press Release (p. 2)

Additional information relating to the merger and where to find it
APC has filed a definitive proxy statement with the U.S. Securities and Exchange Commission (SEC) in connection with the proposed transaction. Investors and security holders are urged to read the definitive proxy statement, which contains important information. The definitive proxy statement and other documents filed by APC with the SEC are available free of charge at the SEC's website (www.sec.gov), APC's website (www.apcc.com) or from APC directly by making a request to American Power Conversion Corporation, 132 Fairgrounds Road, West Kingston, Rhode Island 02892, Attention: Investor Relations (telephone 401-789-5735).

APC, Schneider Electric and their respective directors, executive officers and other employees may be deemed to be participating in the solicitation of proxies from APC shareholders in connection with the approval of the proposed transaction. Information about APC's directors and executive officers is available in APC's proxy statements and Annual Reports on Form 10-K previously filed with the SEC. Information about Schneider Electric's directors and executive officers is available from its 2005 Annual Report, which can be obtained for free from its website at www.schneider-electric.com, and also are available in a Schedule 13D that was filed by Schneider Electric with the SEC on November 6, 2006. Additional information about the interests of potential participants is included in the definitive proxy statement APC filed with the SEC.

About American Power Conversion
Founded in 1981, American Power Conversion (Nasdaq: APCC) (APC) is a leading provider of global, end-to-end solutions for real-time infrastructure. APC's comprehensive products and services for home and corporate environments improve the availability, manageability and performance of sensitive electronic, network, communication and industrial equipment of all sizes. APC offers a wide variety of products for network-critical physical infrastructure including InfraStruXure®, its revolutionary architecture for on-demand data centers, as well as physical threat management products through the company's NetBotz® division. These products and services help companies increase the availability and reliability of their IT systems. Headquartered in West Kingston, Rhode Island, APC reported sales of $2.0 billion for the year ended December 31, 2005, and is a Fortune 1000, Nasdaq 100 and S&P 500 Company.

About Schneider Electric
Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World To everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine
Tel: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel: +33 (0)1 40 70 11 89

Contact APC:
Investor Relations
Debbie Hancock
Tel: +(1) 401 789 5735, ext. 2994
Media
Chet Lasell
Tel: +(1) 401 789 5735, ext. 2693

Schneider Electric

Press Release

Schneider Electric plans to enter in a new China partnership in Low Voltage products

Beijing, China, December 18, 2006 - Schneider Electric (Euronext: SCHN) has signed yesterday an agreement with Delixi Group for the formation of a Joint Venture dedicated to the manufacturing, marketing and distribution of Low Voltage products.

Delixi Group is one of the local leaders in the Chinese electrical distribution field employing about 14,000 employees across China. Delixi is recognized as one of China's famous brands.

This new Joint-Venture will be named Delixi Electric and will be incorporated in Wenzhou (Zhejiang Province) as soon as the conditions precedent and regulatory approvals are satisfied. Schneider Electric will own a 50% interest in the company while Delixi Group will hold the other 50%.

Russell Stocker, Executive Vice President, Schneider Electric Asia Pacific Operating Division, commented: *"This new partnership will inaugurate a new business model for Schneider Electric which will add up to its existing approach based on prescription, services and solutions offering through value adding partners. Indeed, Delixi Electric will market independently a specific and complete offer of Low Voltage products, through a specific large network of more than 1,000 retail outlets. It will offer a different value proposition from Schneider Electric with a distinct market approach."*

The Joint Venture will focus on addressing the Chinese market needs, and, through an exclusive relation with Schneider Electric, will also expand its specific business model into other targeted countries.

The Joint Venture is expected to generate in 2007, on a pro-forma basis, revenues of around €220m on a full year basis with an EBIT margin of approximately 10%. It would employ around 4,000 persons.

Delixi Electric's business model will be particularly adapted to capture the double-digit market growth in China's new urban development areas and to seize export opportunities in other emerging countries.

Schneider Electric expects that this partnership will meet its Return on Capital Employed criteria within 3 years from completion.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

DECEMBER 2006

Letter to Shareholders



Annex 3

APC, a strategic acquisition in critical power



Jean-Pascal Tricoire

President and Chief Executive Officer

Dear Shareholders,

We recently announced the acquisition of US-based American Power Conversion (APC), the world leader in critical power. This market is experiencing strong, sustainable growth driven by the rising need for protection from power cuts and fluctuations. An increasing number of critical applications such as enterprise networks, sensitive industrial processes and hospital services require a high quality energy supply at a time when the power grid is becoming less and less reliable.

Energy management is an integral part of Schneider Electric's strategy. This activity's two main segments—critical power and energy efficiency—are the fastest growing areas of the electrical distribution business. That's why your Company is developing solid, global positions in these professions.

Schneider Electric entered the highly attractive critical power segment in 2003, with the acquisition of MGE UPS Systems in France. Today, with APC, we have become the world leader in critical power and strengthened our leadership in electrical distribution at the same time.

APC is the benchmark for quality and innovation in critical power systems. It offers a perfect fit with Schneider Electric in terms of products, geographic coverage, market access and managerial skills. In short, APC is to critical power what Merlin Gerin and Square D are to electrical distribution and Telemecanique is to industrial control.

This acquisition will create substantial value of more than $3 billion for Schneider Electric's shareholders generated by the turnaround of large systems and the powerful synergy between APC, MGE UPS Systems and the entire Schneider Electric lineup.

The addition of APC is a major step for your Company as we deploy our strategy of strong, profitable growth. In am confident that our new leadership position in critical power will contribute significantly in the years ahead to increasing the return on your investment in Schneider Electric.

JP TRICOIRE

Merlin Gerin
Square D
Telemecanique

Schneider Electric

Building a New Electric World

Third Quarter 2006 Sales Strong Growth of 15.3%

Continued sustained organic growth of 9.9%

Breakdown by region
(in € millions and like-for-like % increase)

Europe: 1,570
+ 8.7 %

North America: 959
+ 5.6 %

Asia-Pacific: 666
+ 15.0 %

Rest of the World: 285
+ 19.6 %



- **Favorable dynamics in Western Europe**
  The clear upturn in capital spending in the industry and non-residential building markets continued across virtually the entire region.
- **Firm demand in North America**
  The business trend remained solid despite an higher basis of comparison.
- **Excellent performance in emerging countries**
  Sales increased strongly against a backdrop of very favorable regional environment coupled with Schneider Electric's high-quality positions in those regions.

Excellent results in first-half 2006

Sales: +22%

Operating Income: +40%

Net Income: +46%

- **Record organic sales growth**
  Sustained pace of growth in all regions.
- **Significant increase in operating income**
  A particularly strong volume effect was amplified by the impact of a gradual increase in selling prices.
- **Strong growth in net income**
  Financial costs showed a moderate increase given the significant rise in net debt.

Schneider Electric gains of the strategic *critical*

APC Legendary Reliability® — ~ $2 bn of sales

Critical power: an attractive market

Critical power solutions support all applications where power failures or poor quality electricity can jeopardize operation. They do this by delivering an uninterrupted supply of high quality power. The uninterruptible power supplies (UPS) at the center of these systems are very often combined with low and medium-voltage solutions and power control devices.

The critical power market has been growing steadily, by a strong 7%-8% a year, primarily because the power grid has proven unreliable. Insufficient investment has resulted in a growing shortage of generation capacity and a lack of availability when grid quality deteriorates. Demand for critical power solutions has also been driven by the rising number of applications that are sensitive to power disturbances, including information systems, industrial processes and hospital services. The effects of micro-outages or poor quality electricity can be very costly; in the stock market, for example, transaction losses stemming from one hour of downtime are estimated at €6.5 million.

Lastly, mass digitization and data sharing have also played a key role in the market's growth. Whether generated by people surfing the Internet or downloading photos and videos, rising digital traffic requires protected processing and storage capacity.

APC: a world leader and brand of reference

APC has quickly established itself as one of the world's leading suppliers of critical power solutions to meet these new needs. It is the uncontested leader and benchmark in UPS systems, which guarantee steady input voltage and offset power surges, power sags and frequency variations.



UPS for business computer



In-row air conditioning

APC currently generates 75% of its sales from small systems and 25% from large systems, where it has successfully expanded with a highly innovative modular lineup. With nearly 7,600 employees, APC reported 2005 sales of close to $2 billion, of which more than half in the United States. A growth-oriented company, APC has recorded twelve consecutive quarters of double-digit growth. Although recent investments to develop large systems have weighed on APC's EBIT margin, Schneider Electric has great confidence in its ability to rapidly turn around profitability in light of MGE UPS Systems' experience and results.

leadership
power market

7,600 employees, ~5% of sales in R&D

Complementary geographical exposure
2005 Sales breakdown



APC
MGE
51%
22%
30%
59%
19%
19%
AMERICAS
EMEA*
ASIA
*Europe, Middle-East, Africa

> *"Schneider Electric is an ideal partner for APC. Both companies have a dedication to innovation and customer service that make our combined enterprise an even stronger, more competitive player in the industry. We look forward to the unique benefits this partnership will bring to our customers and employees."*
>
> **Rob Johnson, President and Chief Executive Officer of APC**

A unique fit

This turnaround, supported by sizeable synergy in purchasing, R&D, support functions, sales, services and other areas will create value of more than $3 billion. APC offers a unique fit with Schneider Electric. Its lineup, with a deep strength in small systems, dovetails nicely with the MGE UPS Systems portfolio, which focuses more heavily on large systems and services. The partners' geographic exposure is also very complementary, given APC's heavy presence in the United States, Southeast Asia, Japan and India and MGE's concentration in Europe and China. APC primarily serves IT customers, while Schneider Electric focuses more on electrical distribution needs for construction. Both companies' management teams share the same vision of what needs to be done to make the new unit even stronger and competitive.

Schneider Electric will be able to leverage the partners' deep synergy to offer users even more solutions, products and services through a unique combined lineup of critical power, electrical distribution and building automation solutions.



Electrical distribution
Climate and lighting control
Secutity and access control
Automatic transfer switches
Multi-site remote management
UPS systems
Example of customer application: Hospital
Cable management & Ultra Terminal
Voice Data Image
Services
Architecture engineering, Installation auditing, e-monitoring and analysis, training & maintenance.
Ward units systems
Nurse call systems

Schneider Electric Share / CAC 40 Index

Over one year
Nov. 10, 2005 – Nov. 10, 2006


Schneider Electric share price
Cac 40 Index
€ 91.55
€ 84.60
€ 81.35
€ 84.75
€ 70.70
90
80
70
5650
5050
4450
November, 2005
February, 2006
May, 2006
August, 2006
November, 2006
Schneider Electric share price
CAC 40
Index / Schneider Electric share price

Share data October 2006

- Shares outstanding: 227,549,144
- ISIN Code: FR0000121972
- Stock market site code: SU or SCHN
- Traded on the Euronext Paris First Market, eligible for the deferred settlement service
- Per value: €8
- Market capitalisation: €18.7 billion

Investor Calendar

January 19, 2007
2006 fourth-quarter sales

February 21, 2007
2006 annual results

April 19, 2007
2007 first-quarter sales

April 26, 2007 at 3:00pm
Meridien Hotel, Paris 17
Annual shareholders' meeting

May 2, 2007
Dividend payment

August 1, 2007
2007 interim results and
second-quarter sales

October 23, 2007
2007 third-quarter sales

For further information, shareholders in France may call the following toll-free number:

N° Vert 0 800 20 55 14

www.schneider-electric.com

SCHNEIDER ELECTRIC SA
43-45 boulevard Franklin Roosevelt
92500 Rueil Malmaison

Incorporated in France with limited liabilities and issued capital of €1,820,393,144
Registered in Nanterre B 542 048 574

Shareholders: participate in Schneider Electric's share issue

And take advantage of your pre-emptive subscription right

Schneider Electric would like to give its existing shareholders the opportunity to participate in the share issue being organized to partially finance the acquisition of APC. As an issue with pre-emptive subscription rights, this transaction favors the interests of existing shareholders, who are its main focus. You will soon be receiving a letter from the financial institution that manages your shares explaining how to participate in the issue.

Over the years, you have continually demonstrated your loyalty and your confidence in Schneider Electric. By subscribing the proposed share issue, you will take part in a decisive phase of your Company's development alongside all of Schneider Electric's team members and benefit fully from its strategy of strong, profitable growth.

APC Legendary Reliability®

Conception et réalisation : K. de Saint Germain, A. Cottin, Schneider Electric - J. Grison - Crédits photos : Photothèque Schneider Electric, X.